[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

(212) 474-1154

July 5, 2007

Dear Mr. Woody:

We refer to (i) the letter of June 7, 2007 (the “June 7 SEC Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Genpact Limited (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form S-1 File No. 333-142875 filed on May 11, 2007 (the “Registration Statement”), (ii) the letter of June 21, 2007 (the “June 21 CSM Letter”) from Cravath, Swaine & Moore LLP (“CSM”) on behalf of Genpact Limited to the SEC, and (iii) the teleconference of June 25, 2007 (the “June 25 Call”) among representatives of the Company, the SEC, CSM, and KPMG regarding the Company’s response to question 26 of the June 7 SEC Letter regarding segment reporting.  This letter is being provided on behalf of the Company in response to a request from the Staff on the June 25 Call that the Company  confirm by letter certain matters stated by the Company in the June 25 Call.

  The Company’s primary reasons for aggregating its operating segments into one operating segment are as follows:

●
For segment reporting purposes, the Company’s delivery centers are more analogous to factories of a manufacturing company rather than separate segments, because the services the various delivery centers provide and the manner in which they provide them are quite similar.

●
The Company organizes its business by COE in order to focus on client relationships.  The similarity of economic and non-economic characteristics of the COEs stems from the fact that they are intended to insure the best delivery of services to a client; they are not separate product lines.

●
The Company’s business is carried out by entering a single MSA with each client regardless of the COEs that provide the services and regardless of the delivery center or centers from which such services are provided.  Pricing is governed by the MSA for each client and therefore is handled consistently across the COEs.

●	The Company confirms that it believes all of its COEs meet the aggregation criteria of paragraph 17 of FAS 131 and can therefore be aggregated into one segment.
●
In particular, the Company confirms that the COEs not aggregated into the “India-based segment,” namely [redacted] meet all of the aggregation criteria of Paragraph 17 of FAS 131 with India and can thus be aggregated into one segment with the India-based segment.

●	[redacted] In addition, because the COEs change frequently in response to client needs, EBIT by COE also changes.
●	[redacted]
●	Although the Staff noted that there are limitations on the use of forward-looking information for purposes of FAS 131, [redacted]

___________________

Please contact the undersigned at (212) 474-1154, or, in my absence, Michael Clayton (212) 474-1754, with any questions you may have regarding the Registration Statement.

Sincerely,

Timothy G. Massad

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

With a copy to:

Mr. Bob Telewicz
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. Paul Dudek
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. Vivek Gour
Chief Financial Officer
Genpact
DLF City - Phase V
Sector 53, Gurgaon
Haryana State 122002
INDIA

Mr. Victor F. Guaglianone
Senior Vice President and General Counsel
Genpact
1251 Avenue of the Americas
41st Floor
New York NY 10020-1104

Mr. Rakesh Dewan
Partner
KPMG
4B, DLF Corporate Park
DLF City, Phase III
Gurgaon 122 002
INDIA